BRENMILLER ENERGY LTD.

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

May 13, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brenmiller Energy Ltd. (CIK 0001901215)

Registration Statement on Form F-3 (File No. 333-295594) (the “Registration Statement”)

Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Brenmiller Energy Ltd. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective on May 15, 2026 at 4:05 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Eric Victorson, Esq. of Sullivan & Worcester LLP at (212) 660-3092 and that such effectiveness also be confirmed in writing.

Very truly yours,

Brenmiller Energy Ltd.

By:	/s/ Ofir Zimmerman
	Name:	Ofir Zimmerman
	Title:	Chief Financial Officer